

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 29, 2008

Michael A. Baker, Chief Executive Officer
ArthroCare Corporation
111 Congress Avenue
Austin, Texas 78701

Via U S Mail and FAX [(512) 391-3901]

      Re: **ArthroCare Corporation**
                Form 8-K for Item 4.02
                Filed July 21, 2008
                File No. 0-27422

Dear Mr. Baker:

We have completed our review of your Form 8-K and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief